Mail Stop 4561
      February 23, 2006

Mr. Mark A. Chancy
Sr. Executive Vice President and Chief Financial Officer
SunTrust Banks, Inc.
303 Peachtree Street, NE
Atlanta, GA 30308

      Re:	SunTrust Banks, Inc.
		Form 10-K for Fiscal Year Ended December 31, 2004
Forms 10-Q for Fiscal Quarters Ended March 31, 2005, June 30, 2005 and September 30, 2005
File No.  001-8918

Dear Mr. Chancy:

      We have reviewed your response letter dated February 6, 2006 and have considered the supplemental information provided by the company. We have the following additional comment.

Form 10-K for the Fiscal Year Ended December 31, 2004

Exhibit 13.1 - 2004 Annual Report

Note 17 - Derivatives and Off-Balance Sheet Arrangements, page 95

1. We note your comprehensive materiality analysis in response to comment 4 of our letter dated January 24, 2006. We believe you should record the cumulative adjustment of the identified hedge accounting misstatements in the 4th quarter of 2005. Please provide us with your proposed December 31, 2005 Form 10-K disclosure that includes the following:

* a description of the misstatements;
* your conclusion regarding materiality assuming no hedge accounting as a result of the errors;
* quantify and describe the impact on previously report results, including trends and volatility; and
* describe your plans to for these hedging relationships going forward.



* * *



   Please respond to this comment within 10 business days or tell us
when you will provide us with a response.  Please file your
response
on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment. You may contact Chris
Harley, Staff Accountant, at (202) 551-3695 or me at (202) 551-
3449
if you have questions regarding this comment on the financial statements and related matters.


   								Sincerely,



      Joyce A. Sweeney
      Accounting Branch Chief



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Mr. Mark Chancy
Sr. Executive Vice President and Chief Financial Officer
SunTrust Banks, Inc.
February 23, 2006
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